VE 2-18-04

**AH 2/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04002189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 18 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 17609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 22nd Street, Suite 202
(No. and Street)

Lubbock	TX	79410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Pratas (806) 793-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams, Rogers, Lewis, Kaufman & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2308 W. 5th St.	Plainview	TX	79072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kelly Pratas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Genie Leigh Seymour

GENIE LEIGH SEYMOUR
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-21-2007

Notary Public

Signature

3.12.04

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS
December 31, 2003 and 2002

KUYKENDALL & SCHNEIDER, INC.

TABLE OF CONTENTS
December 31, 2003 and 2002

SECTION I

INDEPENDENT AUDITORS' REPORT

Williams, Rogers, Lewis, Kaufman & Co., P.C.

SHAREHOLDERS:
Jimmy F. Rogers, CPA
Martin C. Lewis, CPA
Randy J. Kaufman, CPA

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072
806-293-4287 • Fax: 806-293-7674
WWW.CPAONTHEWEB.COM

ASSOCIATES:
Steve Brain, CPA
Gay Chrisman
Charmion de la Cruz
Brenda Garza
Lori Gattis, CPA
Debra Gilbreath
Ron Hanby, CPA
Freeda Henderson
Jack Hysinger
Cassie McLain
Florinda Mendoza-Champion
Thad Reid, CPA
Lea Stukey, CPA
Shelley Stukey
Alex Williams, CPA

Kuykendall & Schneider, Inc.
P.O. Box 6220
Board of Directors
Lubbock, Texas 79413

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kuykendall & Schneider, Inc., as of December 31, 2003 and 2002, and the related statements of operations, change in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams, Rogers, Lewis, Kaufman & Co., P.C.

Williams, Rogers, Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 14, 2004

SECTION II

FINANCIAL STATEMENTS

Exhibit A

KUYKENDALL & SCHNEIDER INC.

BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash in Bank	$ 37,476	12,106
Securities:		
Other Securities	-0-	28,594
Receivables:		
Broker or Dealer	42,504	33,429
Deposits and Other Assets, Net	15,651	13,565
TOTAL ASSETS	$ 95,631	87,694
	=======	=======
LIABILITIES AND STOCKHOLDERS EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 19,346	11,385
Stockholders' Equity:		
Common Stock, $10 par; Authorized 500,000 Shares; Issued 1,000	10,000	10,000
Retained Earnings	103,047	103,071
Less: Treasury Stock	(36,762)	(36,762)
	76,285	76,309
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 95,631	87,694
	=======	=======

Exhibit B

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUE		
Commissions	$587,736	574,543
Interest and Dividends	850	620
Other Income	2,484	7,125
	591,070	582,288
EXPENSES		
Employee Compensation	257,331	251,648
Commissions	186,099	190,769
Communications	1,820	3,823
Occupancy and Furniture Rental	19,375	16,632
Taxes - Other than Income	21,274	20,653
Other Operating Expense	104,944	98,512
	590,843	582,037
Net Income	$ 227	251
Earnings per Share of Common Stock	$ 0.34	0.37

Exhibit C

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock	Retained Earnings	Treasury Stock
Balance, December 31, 2001	$10,000	104,252	(36,762)
Net Income Year Ended December 31, 2002	-	251	-
Distributions	-	(1,432)	-
Balance, December 31, 2002	10,000	103,071	(36,762)
Net Income Year Ended December 31, 2003	-	227	-
Distributions	-	(251)	-
Balance, December 31, 2003	$10,000	103,047	(36,762)

Exhibit D

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net Income	$ 227	251
Adjustments to Reconcile Net Income to Net Cash		
Change in Assets and Liabilities:		
(Increase) Decrease in Receivables	(9,075)	6,135
(Increase) Decrease in Deposits and Other Assets	(2,086)	5
Increase (Decrease) in Liabilities	7,961	(11,225)
Net Cash Used in Operating Activities	(2,973)	(4,834)
Cash Flows from Financing Activities		
Distribution to Shareholders	(251)	(1,432)
Net Cash Used in Financing Activities	(251)	(1,432)
Net Decrease in Cash	(3,224)	(6,266)
Cash and Cash Equivalents at Beginning of Year	40,700	46,966
Cash and Cash Equivalents at End of Year	$ 37,476	40,700

The accompanying notes are an integral part of

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

NOTE 1: **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES**

Kuykendall & Schneider, Inc. (the Company) functions as a correspondent under a fully disclosed broker/dealer relationship with RBC Dain Correspondent Services Inc. (DCS) a division of RBC Dain Rauscher Inc. DCS provides services required by broker/dealers concerning securities trades and accounts. The Fully Disclosed Clearing Agreement requires a $10,000 deposit which is included in Deposits and Other Assets.

No separation of assets and liabilities as between current and noncurrent is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Securities held for investment are valued at market for book and cost for tax with appropriate deferred taxes provided.

Security transactions (and the related commission revenue) are recorded on a trade date basis.

The Company has elected self-insurance as to certain risks. Any losses are recorded when determinable. No losses were recorded during the years ending December 31, 2003 and 2002.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents at December 31, 2003 and 2002 are as follows:

	2003	2002
Cash in Bank	$37,476	12,106
Other Securities	-0-	28,594
	$37,476	40,700

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS, Page 2.
For the Years Ended December 31, 2003 and 2002

NOTE 2: RETIREMENT PLANS

The Company established SEP/IRA plans for the benefit of all full time employees as of July 1, 1992. Each employee has the option to be covered by a SEP/IRA plan. The contribution to the SEP/IRA charged to expense for the years ended December 31, 2003 and 2002 was $47,428 and $49,422, respectively, and is included in Other Operating Expense.

NOTE 3: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

NOTE 4: COMMITMENT AND CONTINGENT LIABILITIES

The Company has a health and accident plan covering eligible employees. Such plan calls for the Company to reimburse allowable medical expenses subject to a limit of $2,500 per employee per plan year. The plan also specifies that each employee pay 25% of the allowable medical expenses. Expense for the years ended December 31, 2003 and 2002 was $3,236 and $1,837, respectively, and is included in Other Operating Expense.

NOTE 5: RESTRICTIONS OF RETAINED EARNINGS

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

NOTE 6: TREASURY STOCK

Treasury Stock is shown at cost, and at December 31, 2003 and 2002 consists of 330 shares of common stock.

SECTION III

SCHEDULE I

Schedule I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2003

Stockholders' Equity (Qualified)		$76,285
Non-allowable Assets		(36,998)
NET CAPITAL		39,287
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	1,289	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,000
Excess Net Capital		34,287
Excess Net Capital at 1,000%		$37,353

Kuykendall & Schneider, Inc., is exempt from the Determination of Reserve Requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

Kuykendall & Schneider, Inc., does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2003, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

SECTION IV

MANAGEMENT LETTER

ON RULE 15c3-3

Williams, Rogers, Lewis, Kaufman & Co., P.C.

SHAREHOLDERS:
Jimmy F. Rogers, CPA
Martin C. Lewis, CPA
Randy J. Kaufman, CPA

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072
806-293-4287 • Fax: 806-293-7674
WWW.CPAONTHEWEB.COM

ASSOCIATES:
Steve Brain, CPA
Gay Chrisman
Charmion de la Cruz
Brenda Garza
Lori Gattis, CPA
Debra Gilbreath
Ron Hanby, CPA
Freeda Henderson
Jack Hysinger
Cassie McLain
Florinda Mendoza-Champion
Thad Reid, CPA
Lea Stukey, CPA
Shelley Stukey
Alex Williams, CPA

Board of Directors
Kuykendall & Schneider, Inc.
P.O. Box 6220
Lubbock, Texas 79493

We have audited the financial statements of Kuykendall & Schneider, Inc., for the years ended December 31, 2003 and 2002, and have issued our opinion dated January 14, 2004. As a part of our audit, we reviewed and tested the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon the segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal

control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and the procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) for the years ended December 31, 2003 and 2002, which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system. Our study and evaluation disclosed no conditions that we believe to be material inadequacies as defined in paragraph (a)(3) of Rule 17a-5.

We wish to thank your staff for the courtesy and cooperation extended our representative during the course of the audit.

Williams, Rogers, Lewis, Kaufman & Co., P.C.

Williams, Rogers, Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 14, 2004